

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 21, 2007

Mr. W. Michael Madden
Vice President of Finance and Chief Financial Officer
Kirkland's, Inc.
805 North Parkway
Jackson, Tennessee 38302

> **Re:** **Kirkland's, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 12, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
> **and October 28, 2006**
> **Filed June 6, 2006, September 7, 2006 and December 7, 2006**
> **Form 8-K Filed March 20, 2007**
> **Response Letter Dated March 5, 2007**
> **File No. 0-49885**

Dear Mr. Madden:

We have reviewed your filings and response letter and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment.   Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Filed March 20, 2007

1. We note from your disclosure that you recognized $3.6 million of net sales and operating income related to gift certificate and gift card breakage during the 14-week period ended February 3, 2007. Please address the following:

- Please tell us and disclose in future filings your revenue recognition policy for recognizing gift certificate and gift card breakage and indicate whether your accounting policy differs with respect to gift cards and gift certificates that carry expiration dates and those that do not. Your disclosure should specify the line item where breakage is recorded in your statement of operations;

- Please provide us with a description of your breakage recognition methodology, a summary of your historical gift certificate and gift card breakage pattern and the calculation of your estimated breakage rate. We presume the $3.6 million you recognized in the fourth quarter of fiscal 2006 was the initial adoption of your breakage policy. If not, please provide us with the amount of breakage recognized for all prior periods; and

- Tell us your basis in GAAP for recognizing revenue prior to performance or before legal release from the liability as contemplated by SFAS 140. Please provide evidence that demonstrates to us that the probability for future performance with respect to the estimated breakage recognized as revenue is remote and that this estimate is based on a sufficiently large population of homogeneous transactions.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief